FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2007

Goldcorp Inc.
(Translation of registrant’s name into English)

Park Place, Suite 3400, 666 Burrard Street
Vancouver, British Columbia V6C 2X8 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
By:	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Director, Legal and Assistant Corporate Secretary

Date:   February 26, 2007

FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102
1.	Name and Address of Company

Goldcorp Inc. (“Goldcorp”) Park Place, Suite 3400, 666 Burrard Street Vancouver, British Columbia V6C 2X8

2.	Date of Material Change

February 19, 2007

3.	News Release

A news release with respect to the material change referred to in this report was issued through CCN Matthews on February 19, 2007 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

Goldcorp announced that it has signed a letter of intent on February 15, 2007 (“Letter Agreement”) to sell its Peak mine in Australia and its Amapari mine in Brazil to GPJ Ventures Ltd. (“GPJ”), which will change its name to Peak Gold Ltd. (“Peak Gold”) on or before the closing date in connection with the transaction. The Peak mine and Amapari mine are hereinafter collectively referred to as the “Mines”. Goldcorp will be recording an impairment charge of approximately $170 million in its 2006 year-end earnings as a result of this transaction.

5.	Full Description of Material Change

Goldcorp announced that it has signed a letter of intent on February 19, 2007 to sell its Peak mine in Australia and its Amapari mine in Brazil to GPJ, which will change its name to Peak Gold Ltd. on or before the closing date in connection with the transaction. Goldcorp’s forecast for 2007 gold production at Peak mine is approximately 120,000 ounces. Amapari mine is expected to produce approximately 95,000 gold ounces in 2007. Proven and probable reserves at Amapari mine have been revised downward to 485,000 gold ounces as at December 31, 2006, reflecting the exclusion of sulfide mineralization previously included in proven and probable reserves. As a result, Goldcorp will record an impairment charge of approximately $170 million in its 2006 year-end earnings.

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Under the terms of the agreement, Goldcorp will receive from Peak Gold US$200 million in cash and US$100 million payable through the issuance of 155,000,000 Peak Gold common shares (the “Share Consideration”). Upon completion of the sale, Goldcorp will own approximately 24% of Peak Gold. The closing is expected to occur on or before May 15, 2007. Pursuant to its Mandate Agreement with Endeavor Financial, Peak Gold has agreed to issue five (5) million common shares to Endeavor on closing of the Acquisition in lieu of the two percent fee required under the Mandate Agreement.

Certain Material Provisions of the Letter Agreement

Sale of Peak Gold Shares

Goldcorp has agreed that it will not sell any of the Peak Gold common shares comprising the Share Consideration for one year from closing and thereafter it will not sell more than 500,000 common shares comprising the Share Consideration per calendar month, except in certain circumstances.

Conditions

Completion of the transaction is subject to entering into definitive agreements, approval by Peak Gold disinterested shareholders, the receipt of regulatory approvals and Peak Gold having completed a CDN $277.5 million equity financing to fund, inter alia, the cash portion of the purchase price.

Right to Board Nominee

On closing, Goldcorp will have the right to nominate a director to the board of directors of Peak Gold for so long as Goldcorp owns, directly or indirectly, not less than 15% of the outstanding shares of Peak Gold. Julio Carvalho, currently the Executive Vice President of South America for Goldcorp, will be appointed as Chief Executive Office of Peak Gold and as a director of Peak Gold.

Non-Competition/Non-Solicitation

Peak Gold shall enter into a non-competition agreement with Goldcorp whereby, for a period of three (3) years, it will not, directly or indirectly, acquire any mineral assets in Mexico or elsewhere in the Americas, other than pursuant to certain agreed to exceptions.

Peak Gold has also agreed to enter into a non-solicitation agreement for a period of three (3) years whereby it will not, either directly or indirectly, solicit any employees of Goldcorp, or its affiliates and subsidiaries, other than those employees working at the Mines.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-

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looking information” under applicable Canadian Securities legislation. Forward-looking statements and forward-looking information include, but are not limited to, statements and information made with respect to the completion of the transaction, and the estimated impairment charge related to Amapari mine. Generally, these forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are and forward looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, such as those factors discussed in the section entitled “Description of the Business — Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2005, available on SEDAR at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements or forward-looking information. Goldcorp does not undertake to update any forward-looking statements or forward looking information that is included herein, except in accordance with applicable securities laws.
6.	Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information contact Charles Jeannes, Executive Vice President Corporate Development of Goldcorp at (604) 696-3000.

9.	Date of Report

February 26, 2007